Press Release	Source: Gamma Pharmaceuticals Inc.

Gamma Pharmaceuticals Inc. Enters into 3 Distribution Contracts with Market Leaders in China; Potential Annual Revenue of up to $3 Million

Thursday September 25, 8:00 am ET

LAS VEGAS--(BUSINESS WIRE)--Gamma Pharmaceuticals Inc. (OTCBB: GMPM - News) announced the signing of contracts with three major distribution companies in China. The Agreements are for the distribution of Gamma’s Brilliant Choice Vitamins in Shandong and Zhejiang Provinces and Beijing, the Chinese capital City. Together the three distributors cover over 1,000 outlets and Gamma expects approximately $3 million in annual sales from these contracts.

The China market is a key component in Gamma’s dual home market strategy designed to achieve rapid revenue growth and profitability. The Company is working to finalize a significant number of distribution and sales agreements in both China and the United States. Peter Cunningham, Gamma CEO, commented, “We have been focusing diligently on distribution and marketing program roll-out; our effort is now bearing fruit.” Mr. Cunningham added that, “We believe our ability to produce in the U.S. and distribute throughout China sets us apart from many of our competitors and ensures that the Company will have a diversified portfolio of products and sources of revenue. We believe the Company is well positioned to become a leading supplier of nutritional supplements in China.”

Gamma’s China operations are directed from the Company’s Beijing Representative Office. The products were produced in the United States, but customized for the Chinese market with dual language labeling and localized formulas. Gamma manages and controls all marketing, advertising and promotion resources internally.

Gamma Pharmaceuticals Inc is a marketing and product formulation company focused on developing, marketing, and selling innovative product lines of nutritional supplements, personal care products and OTC pharmaceutical products in Greater China (China, Hong Kong & Taiwan) and the United States. Gamma’s product formulations, based on its proprietary “Gel Delivery Technology” (Gel Delivery Technology Gamma ®) are marketed and sold in categories growing at 60% per year and generally described as “wellness products.” Gamma offers consumers one of the industry’s only full suite of gel product forms, including solid gels, liquid gels, crystal gels and gel strips. Gamma’s leading position in gel technology enables the Company to profit from consumer preferences which are moving away from pills and capsules and towards new and more effective gel product forms. Our Gel Technology products offer a more pleasant experience with convenient, great tasting and fast acting product forms.

Gamma has three master brands including Brilliant Choice™ Vitamins and nutritional products (mom you’ve made a brilliant choice for your child’s nutrition), Savvy™ (Savvy consumers choose Savvy Products) and Jugular® (Go for the Jugular®). In addition, the company has development projects underway for: iceDROP Instant Hand Sanitizer™ (Beijing), Diabetes Type II / Pre-Diabetes, Stress reduction, Cognition, Well being, Menopause Symptoms, and Personal Care Products. Gamma targets consumers in the fast growing Greater China and U.S. wellness and healthcare markets (Lifestyle Of Health And Sustainability) (multi-moms) and the youth energy products market with Gel products. Primary Channels are retail pharmacies, supermarkets, club stores and other big box outlets, as well as the U.S. Military. Secondary channels are Internet and direct selling. Gamma uses third party distributors or sells direct to retail.

Forward-Looking Statements: This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

Contact:
Gamma Pharmaceuticals Inc.
Joe Cunningham, 702-989-5262 or 651-204-2048

Source: Gamma Pharmaceuticals Inc.